FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2012
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
ISIN – ZAE000018123
Issuer code: GOGOF

ANNOUNCEMENT REGARDING THE CREATION BY GOLD FIELDS LIMITED OF SIBANYE GOLD LIMITED THROUGH
THE UNBUNDLING AND SEPARATE LISTING OF GFI MINING SOUTH AFRICA PROPRIETARY LIMITED (KDC AND
BEATRIX)

1.     INTRODUCTION
Gold Fields Limited (“Gold Fields” or the “Company”) proposes to unbundle its 100% owned subsidiary, GFI Mining
South Africa Proprietary Limited (“GFIMSA”) which has been renamed Sibanye Gold Limited (“Sibanye Gold”) and comprises the KDC and Beatrix gold mines as well as various service entities in South Africa, to Gold Fields shareholders.

2.     RATIONALE
Gold Fields’ mining operations can be divided into two categories: (i) deep level, narrow vein, underground operations housed in Sibanye Gold; and (ii) open-pit or shallow underground operations and, in the case of South
Deep, deep-level, bulk underground mechanised operations which, together with the international exploration and development projects, are housed elsewhere in the Gold Fields structure.
These two categories of assets, which have divergent strategic focuses and require different management skills, are currently contained within one umbrella entity. The key differences between the assets of Sibanye Gold and the remaining assets in Gold Fields are set out in the table below:
Deep Level/ Narrow Vein/Tabular Ore Bodies Other Ore Bodies
Composition
·      KDC and Beatrix mines (housed in
       Sibanye Gold)
·      South Deep, Tarkwa, Damang, St. Ives,
       Agnew and Cerro Corona mines (housed
       in Gold Fields)
Type of mining
·      Deep level, narrow vein, tabular
       underground operations
·      Labour intensive, manual mining
·      Predominantly open pit operations (or
       mechanised underground operations)
·      Mechanised mining
Capex
·      Mature life stage
·      Focus on the delivery of stable, profitable
       production - requires the optimisation of the
       current infrastructure
·      Given the significant existing reserves, little
       or no focus on exploration
·      Capital expenditure is largely sustaining
·      Earlier life stage
·      Focus on growth and life extension -
       requires the expansion of the current
       infrastructure in order to extend life or
       increase production
·      Continued exploration to extend lives of
       operations and provide growth
·      Life extension, growth opportunities,
       brownfields and/or greenfields projects will
       require capital expenditure beyond
       sustaining capital
Gold Fields is committed to enhancing returns to shareholders through, inter alia, ongoing repositioning to improve leverage to the rising price of gold and ensuring that dividends have a first call on cash flows. To this end the Company has been engaged in an ongoing review of its strategy and operational portfolio against strategic objectives such as:

·    Generating cash;
·    Maximising returns on funds invested;
·    Containing the cost of gold production as measured on an all-in-cost basis (operating cost plus capital expenditure) or, as Gold Fields reports it, on a Notional Cash Expenditure (“NCE”) basis;
·    Deploying scarce capital only on projects that provide the best risk-weighted returns;
·    Prioritising lower risk, higher return brownfields projects, and judiciously advancing only the strongest brownfields and greenfields projects;
·    Leveraging the balance sheet to grow the Company’s value on a per share basis;
·    Pursuing only opportunistic M&A of producing assets where the path to value is clear;
·    Maintaining a focus on gold and global competitiveness; and
·    Supporting the overall long-term sustainability of the business.

The review process assessed the sustainability of Sibanye Gold and its ability to deliver value against these key strategic objectives. While some parts of these assets have been in production for around 70 years, Gold Fields believes that the Sibanye Gold assets overall still have significant inherent quality and extensive resource and reserve potential.

The review process also concluded that the two categories of assets in the portfolio, namely the KDC and Beatrix mines on the one hand, and the other assets in the portfolio on the other, are at different stages of their life cycles; have different styles of mineralisation that require different mining methods, mining skills and mining technology; and have competing capital requirements to sustain and improve production.

It was also determined that, with the competing management and funding demands of a geographically, geologically and technically diversified organisation, Sibanye Gold will benefit from more focused and fully dedicated executive management that is directly accountable to a similarly focused and dedicated board of directors.

Consequently, it was decided to separate Sibanye Gold from Gold Fields into a fit-for-purpose company not burdened by the usual costs associated with a global company, including a world-wide exploration programme and the associated project development costs, and managed by a focused team that can better sustain these operations.

Both Sibanye Gold and Gold Fields will remain South African domiciled companies with their primary listings of shares on the Johannesburg Stock Exchange and secondary listings of American depository receipts (“ADRs”) on the New York Stock Exchange. The other existing secondary listings on the Dubai and Brussels stock exchanges for
Gold Fields will remain unchanged.

3.    Sibanye Gold

Sibanye Gold’s key focus will be to maintain profitable operations and maintain production levels for a longer period of time than had previously been envisaged, through increased focus on productivity and costs. Emphasis will also be placed on containing capital costs. Furthermore, it will focus on realising the potential that still exists in the mines’ mineral reserves and resources.

As a separately listed entity the market will afford the assets of Sibanye Gold a fair and objective valuation, providing it with the currency to selectively pursue synergistic and consolidation opportunities in the South African gold industry. Sibanye Gold could well be a catalyst in this regard. This consolidation has become essential in view of the fragmented state of the industry, which has contributed to the declining production and employment profile of the sector.

As an independent company, Sibanye Gold will be able to ring-fence its cash flows for its own objectives. Sibanye
Gold will be liberated from the capital requirements of developing the South Deep Gold Mine and can, in future, utilise its free cash flows for the benefit of its shareholders, including through a strong dividend policy.

Sibanye Gold will be able to participate more fully in research and development work in pursuit of technological innovations which could unlock the mineral reserve and resource potential of the South African mines in high grade remnants and pillars as well as at depth. Gold Fields commenced research and development on such technological innovations four years ago and this important research and development will be continued by
Sibanye Gold. In particular, Sibanye Gold estimates that it has almost 20 million ounces of mineral resources in the
Eastern Boundary Area of KDC East and below infrastructure at KDC West.

In summary, the proposed unbundling will liberate Sibanye Gold into a fit-for-purpose, more sustainable gold mining company, better positioned to maximise long-term value for all stakeholders.

Based on the results for the 12 month period ended December 2011 Sibanye Gold’s gold production was 1.4 million ounces making it one of the largest domestic gold producers in South Africa. Sibanye Gold’s unaudited revenue for the 2011 financial year amounted to R16.6 billion with unaudited earnings before interest, tax, depreciation and amortisation (“EBITDA”) of R6.8 billion, as extracted from the audited consolidated Gold Fields financial statements for the financial year ended 31 December 2011.

The investment case for Sibanye Gold includes a more optimal management of its assets to secure sustainable long-term returns; ring-fenced cash flows to fund internal growth requirements; as well as a strong dividend policy, thus rewarding shareholders for investing by offering them leverage to the Rand gold price.

Sibanye’s environmental obligations and commitments are funded through contributions to statutory and regulated environmental trust funds and associated guarantees for each operation. Sibanye Gold, like Gold Fields, intends to take its environmental responsibilities very seriously, including the observance of and adherence to all legal and regulatory requirements.

There will be no job losses directly as a result of the creation and unbundling of Sibanye Gold. In addition all conditions of employment will remain unchanged.

Sibanye Gold will continue to invest significantly in the transformation of accommodation arrangements for its employees. More than R700 million has been committed to upgrading accommodation arrangement at the KDC and Beatrix mines between 2009 and 2014, of which approximately R500 million has been spent to date on building 700 new homes and reducing hostel room density from an average of 8 persons per room in 2006 to an average of 1.4 per room in September 2012.

As part of the strategy to align its people fully with the objectives of the new company, Sibanye Gold will implement a new profit share scheme for all of its employees. This is in addition to the fact that most employees are already shareholders of the company through the Thusano Share Trust which is the Gold Fields Employee
Share Option Plan (“ESOP”). In addition to retaining their Gold Fields shares held by the Thusano Share Trust,
Sibanye Gold employees will also benefit from the unbundling of the Sibanye Gold shares by the Thusano Share
Trust receiving a pro rata number of new Sibanye Gold shares.

4.    Gold Fields

The separation of Sibanye Gold out of the Gold Fields portfolio will enable the remaining Gold Fields management team to focus its attention on maximising cash flows and returns from its existing mines in South Africa, Ghana,
Peru and Australia and to realise value from its world-class portfolio of development and exploration projects.

Gold Fields also intends to pursue a number of near-mine organic growth opportunities and life extensions at its existing mines and to maintain an exploration expenditure that is consistent with its strategy of growing the
Company largely through exploration.

A main priority will be the continued development of the South Deep Gold Mine in South Africa, on which Gold
Fields has spent a total of approximately R30-billion (including the acquisition cost) since acquiring it in December
2006. Gold Fields is committed to investing approximately a further R5-billion into this project over the next three years.

This mine will form the core of Gold Fields’ production growth over the next three to four years with production expected to ramp up to a run rate of approximately 700,000 ounces per year at globally competitive cash costs and
NCE. The recently concluded ground breaking agreement with the National Union of Mineworkers (“NUM”) to introduce a new operating model for South Deep has laid the foundation for the future success of this asset, which has an estimated life of mine of over 60 years.

Gold Fields has a vision of totally eliminating the historic migrant labour system at its new South Deep mine over the next five years by facilitating alternative forms of housing, including family accommodation, for all of its employees. Gold Fields intends to spend between R300 million and R500 million on this project.

Gold Fields’ production (excluding Sibanye Gold) for the 12 months ended December 2011 was 2.2 million gold-
equivalent ounces and its mineral reserves, as at 31 December 2011, were 64 million ounces, comprising 40 million ounces at South Deep and 24 million ounces at the international operations. Gold Fields’ unaudited revenue for the 2011 financial year (excluding Sibanye Gold) amounted to US$3.5 billion with unaudited EBITDA of US$2.0 billion, as extracted from the audited consolidated Gold Fields financial statements for the financial year ended 31
December 2011.

Gold Fields will offer its shareholders strong leverage to the gold price through a highly cash generative, globally diversified portfolio, as well as a disciplined approach to growth and project development.

Gold Fields shareholders will continue to enjoy amongst the highest dividend yields in the sector with the
Company maintaining its “dividends first policy” of giving dividends the first call on cash flows and distributing 25%
to 35% of normalised earnings to shareholders.

Gold Fields has met its Black Economic Empowerment equity requirements and compliance for Gold Fields and
Sibanye Gold will remain unaffected by the listing and unbundling.

Sibanye Gold will retain Gold Fields’ South African net debt of R4 billion, while the US$1.4 billion of off-shore net debt will be retained by Gold Fields.

Further details of the listing and the distribution (collectively, the “Proposed Transaction”) are set out in paragraphs 5 and 6 below.

5.    THE LISTING

To give effect to the creation of Sibanye Gold, the board of Gold Fields (“the Board”), at its meeting on 21
November 2012, approved the decision by management to pursue the following transactions:

    1.    The primary listing of Sibanye Gold’s shares on the stock exchange operated by the JSE Limited (“JSE”)
           simultaneously with a secondary listing of ADRs on the New York Stock Exchange (“NYSE”) (collectively,
           “the Listing”); and

    2.    The unbundling of Sibanye Gold to the existing Gold Fields shareholders by way of a pro rata distribution, to be approved by the board of Gold Fields in terms of Section 46 of the Companies Act 71 of 2008 (the
           “Companies Act”). The Sibanye Gold shares will be unbundled in a 1:1 ratio to existing Gold Fields shares
           (the “Distribution” or the “Unbundling”).

The Listing is expected on or about 11 February 2013 and Gold Fields shareholders (whether held in the form of shares or ADRs) at that date will then hold two separate shares or ADRs, the newly distributed Sibanye Gold shares or ADRs as well as their original Gold Fields shares or ADRs (as the case may be).

The Unbundling does not require shareholder approval and the necessary approvals to list the company have been granted by the South African Reserve Bank (the “SARB”). The only conditions precedent are JSE and NYSE approvals of the listing of Sibanye Gold and the formal approval of the Distribution by the Board in terms of
Section 46 of the Companies Act.

Gold Fields intends to establish Sibanye Gold as a publicly listed company and has made an application for it to be primary listed on the JSE. An application will also be made for a secondary listing of ADRs on the NYSE for Sibanye
Gold.

6.    THE DISTRIBUTION

Gold Fields intends to distribute Sibanye Gold shares to the existing Gold Fields shareholders (whether in the form of shares or ADRs) by way of a pro rata distribution, to be approved by the Board in terms of Section 46 of the
Companies Act. Sibanye Gold is an existing, wholly owned, South African incorporated and resident subsidiary of
Gold Fields and holds two of Gold Fields’ South African mining assets, the KDC and Beatrix gold mines. The
Distribution will take place in accordance with the process stipulated by the JSE Listings Requirements and Section
46 of the Companies Act. The Sibanye Gold share capital will be adjusted such that the Sibanye Gold shares are distributed according to a ratio of 1:1 with Gold Fields shares. The Distribution will result in the current Gold Fields shareholders (whether held in the form of shares or depository receipts) holding two separate shares or ADRs, being the newly distributed Sibanye Gold shares or ADRs as well as their original Gold Fields shares or ADRs (as the case may be). The Distribution does not require shareholder approval, as Sibanye Gold will be a listed subsidiary which accounts for less than 50% of the total value of the parent company.

On 26 October 2012, the SARB provided Gold Fields with an approval to distribute Sibanye Gold’s shares to Gold
Fields’ international as well as domestic shareholders. In addition, the SARB stated that it had no objection to the potential registration with the US Securities and Exchange Commission and secondary NYSE listing of Sibanye
Gold’s shares in the form of ADRs in addition to the primary listing of Sibanye Gold on the JSE. The Distribution does not require an approval by the Department of Mineral Resources (“DMR”) due to this being in the form of a distribution of shares in a JSE listed entity, hence exempted from requiring DMR approval by the Mineral and
Petroleum Resources Development Act 28 of 2002.

None of the corporate entities which currently form part of the Gold Fields group of companies (the “Gold Fields
Companies”) will be wound up or deregistered as a result of the Unbundling. Any liabilities (whether actual or contingent) of the Gold Fields Companies, which existed immediately prior to the Unbundling, will remain intact and any person or entity that has any claim against any of the Gold Fields Companies will still be able to and be entitled to continue to pursue those claims on the same basis that applied immediately prior to the Unbundling.

7.    DIRECTORS AND SENIOR MANAGEMENT OF SIBANYE GOLD

Matthews S Moloko, currently a non-executive director of Gold Fields and executive Chair and Founder of Thesele
Group, will become the non-executive Chair of Sibanye Gold and will step down from the Gold Fields board. Other non-executive directors will be Jerry Vilikazi, Chair of Palama and former CEO of Business Unity South Africa, Rick
Menell, a non-executive director of Gold Fields, and Keith Rayner, CEO of KAR Presentations, who will also chair the Audit Committee. Cain Farrel, the current Company Secretary of Gold Fields, who was scheduled to retire at the end of 2012, will become the Company Secretary of Sibanye Gold.

Neal Froneman, currently Chief Executive Officer of Gold One, will become Chief Executive Officer of Sibanye Gold and Charl Keyter, currently Head of Finance for Gold Fields’ international operations, will become the Chief
Financial Officer of Sibanye Gold.

Peter Turner, the Executive Vice President for Gold Fields’ South Africa Region as well as the rest of the executive team for the South Africa Region (excluding those dedicated to South Deep), and the senior operational management teams of the KDC and Beatrix gold mines will remain with Sibanye Gold.

Dr Mamphela Ramphele will continue to chair Gold Fields, Nick Holland will remain Chief Executive Officer and
Paul Schmidt will remain Chief Financial Officer.

The members of Sibanye Gold’s board of directors, whose appointment is effective as of 1 January 2013, as well as abbreviated CVs, are listed below. Two further HDSA directors will be appointed in due course.

Chair

Matthews S Moloko - BSc (Hons) and Certificate in Education, University of Leicester, Advanced Management
Programme, Wharton.
Mr Moloko was appointed a director of Gold Fields Limited on 25 February, 2011. He is the executive Chair and
Founder of Thesele Group and non-executive Chair of Alexander Forbes Group. He has worked at a number of financial services companies, including Brait and Old Mutual, where he was CEO of Old Mutual Asset Management until 2004. Other directorships include Sycom Property Fund and Aucap Limited. He is Chairman of the Nelson
Mandela Foundation Investment Committee.

Chair of the Audit Committee

Keith Rayner - B.Com, CTA, CA (SA).
Mr Rayner is a Chartered Accountant with a wealth of experience in corporate finance. He is Chief Executive
Officer of KAR Presentations, an advisory and presentations Corporation, which specialises in corporate finance and regulatory advice. Mr Rayner is an independent non-executive director of Goliath Gold Limited, Sabi Gold
Limited and John Daniel Holdings Limited. He is a member of the JSE Limited’s Issuer Regulation Advisory
Committee. He was a member of the committee tasked with rewriting the South African Takeover Regulations in the new South African Companies Act. He is a non-practicing member of the Institute of Stockbrokers, a Fellow of the Institute of Directors, and was previously a member of various SAMREC and SAMVAL working groups and also a previous member of the Accounting Practices Committee.

Non-Executive Directors

Richard P. Menell - BA (Hons), MA (Natural Sciences, Geology) Trinity College Cambridge UK, M.Sc. (Mineral
Exploration and Management), Stanford University California.
Mr. Menell has been a Director of Gold Fields since 8 October, 2008. He has over 30 years’ experience in the mining industry. Previously, he has been the President and Member of the Chamber of Mines of South Africa,
President and Chief Executive Officer of TEAL Exploration & Mining Inc., Chairman of Anglovaal Mining Limited and
Avgold Limited, Chairman of Bateman Engineering and Deputy Chairman of Harmony Gold Limited and African
Rainbow Minerals. He is currently a Director of and senior advisor to Credit Suisse Securities Johannesburg, Weir
Group Plc, the National Business Initiative and the Tourism Enterprise Partnership. Mr Menell is a Trustee of Brand
South Africa and a Council Member of Business Leadership South Africa. He is also Chairman of the City Year South
Africa Citizen Service Organization, the Carrick Foundation and the Palaeontoligal Scientific Trust.

Jerry Vilikazi - BA (Unisa), MA (Thames Valley), MA (London), MBA.
Mr Vilikazi is Chairman of Palama which he co-founded to invest in a diversified portfolio of sectors. He is the past
Chief Executive Officer of Business Unity South Africa (“BUSA”). Prior to joining BUSA he was Managing Director of the Black Management Forum. In 2009 Mr Vilikazi was appointed to the Presidential Broad-Based Black Economic
Empowerment Advisory Council and in 2010 was appointed as a Commissioner of the National Planning
Commission. He was appointed Public Service Commissioner in 1999 and has played a critical role in shaping major public service policies in the new South Africa. He is the chairman of the Mpumalanga Gambling Board,
Mpumalanga Economic Growth Agency and the State Information and Technology Agency (“SITA”). He is the non-
executive chairman of Netcare Limited and holds non-executive directorships in Goliath Gold Limited; Blue Label
Telecoms and General Health Group (UK).

Chief Executive Officer (Executive Director)

Neal Froneman - Pr Eng BSc Mech Eng (Ind Opt) University of the Witwatersrand, BCompt UNISA.
Mr Froneman has over 30 years of relevant operational, corporate development and mining industry experience.
Mr Froneman was appointed CEO of Aflease Gold in April 2003. Aflease Gold through a series of reverse takeovers became Gold One International in May 2009. He was primarily responsible for the creation of Uranium One from the Aflease Gold uranium assets. During this period Mr Froneman was Chief Executive Officer of both Aflease Gold and Uranium One until his resignation from Uranium One in February 2008. Prior to joining Aflease Gold, Mr
Froneman has also held executive and senior management positions at Gold Fields Limited, Harmony Gold Limited and JCI Limited.

Chief Financial Officer (Executive Director)

Charl Keyter - BCom, Johannesburg University, MBA Northwest University, ACMA and CGMA.
Mr Keyter is currently Vice President and Group Head of International Finance for Gold Fields Limited. Mr Keyter
started his career with Gold Fields in February 1995 and has held various positions in the finance department within the group, including Management Accountant at Libanon Gold Mine and Kloof Gold Mine and later Unit
Manager Finance at Kloof Gold Mine. In 2005 Mr Keyter was appointed Unit Manger – Management Accounting in the Corporate Office and during this time he was the acting Senior Manager Finance for the Venezuela operation.
Between late 2006 and 2009 he returned to South Africa and held the position of Senior Manager Finance for the
Driefontein Mine and Head of Finance for the South African Region. In 2010, he was appointed as Head of Finance for the International operations. He has more than 17 year of mining experience.

Company Secretary

Cain Farrel - FCIS, MBA, Southern Cross University, Australia.
Mr Farrel was appointed Company Secretary of Gold Fields on 1 May 2003. Mr Farrel is past president and the former Director of the Southern African Institute of Chartered Secretaries and Administrators. Previously, Mr
Farrel served as Senior Divisional Secretary of Anglo American Corporation of South Africa.

8.    THE PRE-LISTING STATEMENT

Full details of the anticipated Proposed Transaction are to be given in a pre-listing statement which is expected to be mailed to Gold Fields shareholders on or about 10 January 2013.

Johannesburg

29 November 2012

Financial co-advisors to Gold Fields
Credit Suisse Securities (Europe) Limited; JPMorgan Chase Bank, N.A. (Johannesburg Branch); and Barclays Bank
PLC, acting through its investment bank

Transaction sponsor to Gold Fields
J.P. Morgan Equities South Africa Proprietary Limited

South African legal advisors to Gold Fields
Edward Nathan Sonnenbergs

US and UK legal advisors to Gold Fields
Linklaters LLP

SA legal advisors to Gold Fields as to SA tax matters
DLA Cliffe Dekker Hofmeyr

US legal advisors to Gold Fields as to US tax matters
Fried, Frank, Harris, Shriver & Jacobson LLP

Communication advisors to Gold Fields
Brunswick SA Ltd

FORWARD-LOOKING STATEMENTS
Certain statements included in this announcement, as well as oral statements that may be made by Gold Fields, or by officers, directors or employees acting on their behalf related to the subject matter hereof, constitute or are based on forward-looking statements. Forward-looking statements are preceded by, followed by or include the words “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”,
“believe”, “hope”, “can”, “is designed to” or similar phrases. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Gold Fields or Sibanye Gold, that could cause Gold Fields' and/or Sibanye Gold’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others,
Gold Fields’ ability to successfully complete the unbundling, the effect of the Distribution on Gold Fields’ and
Sibanye Gold’s operations, Gold Fields’ and Sibanye Gold’s ability to implement its strategy and any changes thereto, Gold Fields’ and Sibanye Gold’s future financial position and plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans, as well as projected level of gold price and other risks. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect any change in the Company's expectations with regard thereto.

THIS IS NOT AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 29 November 2012
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
           Relations and Corporate Affairs